==============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                ------------

                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ------------

                         DETROIT DIESEL CORPORATION
                     (Name of Subject Company (Issuer))

                      DIESEL PROJECT DEVELOPMENT, INC.
                        A WHOLLY OWNED SUBSIDIARY OF
             DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                    (Names of Filing Persons (Offerors))

                                ------------

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

                                ------------

                                 250837101
                   (Cusip Number of Class of Securities)

                                ------------

                               THOMAS P. CAPO
                                 PRESIDENT
             DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                            100 CHRYSLER DRIVE
                     AUBURN HILLS, MICHIGAN 48326-2766
                         TELEPHONE: (248) 512-6130
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                                  COPY TO:
                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NY 10036-6522
                          TELEPHONE: 212-735-3000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-1.

            [_] issuer tender offer subject to Rule 13e-4.

            [_] going-private transaction subject to Rule 13e-3.

            [_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                              DAIMLERCHRYSLER


                                                             Press Information


                               July 20, 2000


CONTACT:
DAIMLERCHRYSLER AG
Othmar M. Stein         Tel: +49 711 17 95160
Karlheinz L. Knoess     Tel: +49 711 17 95130


DETROIT DIESEL
Daniel J. McEnroe       Tel: +1 313 592 7344



DAIMLERCHRYSLER AGREES TO ACQUIRE 100 PERCENT OF DETROIT DIESEL'S OUTSTANDING STOCK


o ACQUISITION WILL CREATE THE LEADING MANUFACTURER OF HEAVY AND MEDIUM-DUTY ON-HIGHWAY DIESEL ENGINES

o    STRONG SYNERGIES EXPECTED TO RESULT


STUTTGART/AUBURN HILLS -- DaimlerChrysler announced today that it has entered into a definitive acquisition agreement to acquire 100% of Detroit Diesel Corporation (DDC). DaimlerChrysler currently owns 21.3%, of this leading manufacturer of diesel engines for on-highway, off-highway and automotive applications. The transaction will be accomplished by a cash tender offer by DaimlerChrysler at $23 per share. The agreed purchase price for the outstanding 78.7% of DDC amounts to approximately $423 million. Penske Corporation, Detroit Diesel's major shareholder owns 48.6% of the outstanding shares, has agreed to tender its shares in the offer. The acquisition includes all on-highway, off-highway, automotive and parts and remanufacturing activities of DDC.

"With the acquisition of this highly respected and internationally recognized diesel engine manufacturer, DaimlerChrysler has further enhanced and consolidated its global market position. While acknowledged as the number one commercial vehicle producer worldwide, we are also now the new lead manufacturer of heavy and medium duty on-highway diesel engines in the world", said Jurgen Schrempp, Chairman of DaimlerChrysler.

"In the world wide truck market, the engine is one of the most important competitive elements in terms of customers' economic requirements and in order to meet emission standards. Therefore, this step continues DaimlerChrysler's strategy of building its worldwide leadership in diesel engines and enables us to offer an integrated truck product in every major market across the globe", added Dieter Zetsche, board member of DaimlerChrysler responsible for commercial vehicles.

Due to the strong loyalty of US truck customers to engine brands this acquisition provides significant advantages by combining DDC-engines with Mercedes-Benz diesel engines. The MTU-Friedrichshafen (MTU-F), DaimlerChrysler off-road diesel engine manufacturer who also has a long standing relationship with DDC, in developing and distributing engines, will also benefit from this new entity. MTU-F and DDC currently sell each other's engines in their respective geographical regions and have jointly developed the 2000 and 4000 series diesel engines.

The on-and off-highway engine businesses of PTU (Powertrain Unit of DaimlerChrysler), DDC and MTU-F will be integrated worldwide under the umbrella of the Commercial Vehicles Division of DaimlerChrysler. This new business unit will represent a total component business volume of approximately $7 billion per annum, and will result in DaimlerChrysler becoming the world's leading manufacturer of diesel engines for medium and heavy-duty trucks.

The current DDC brand named products will continue to be offered broadly in the world marketplace.

Roger S. Penske, Chairman, said, "This transaction is an important step in the continued growth of DDC. As we look at the competitive environment, and the consolidation activity occurring within our industry, this merger will provide strength and stability for DDC in the future. The management team of DDC, including myself, remains committed to DDC and its continued success. We also see this as a tremendous opportunity for our employees and customers to be more closely associated with the company as innovative and customer-focused as DaimlerChrysler."

DaimlerChrysler and Detroit Diesel will benefit from cost savings based on synergies and economies of scale achieved through further enhanced research and development, greater purchasing power, increased manufacturing efficiencies and administrative savings.

As part of the proposed acquisition, DaimlerChrysler acquires Detroit Diesel's headquarters and engine plant in Redford, MI, as well as other operations across the globe. Across the globe Detroit Diesel sold nearly 167,000 units in 1999, with revenues of $2.359 billion.

The proposed acquisition is subject to customary conditions, including approval by the governmental authorities of the U.S., and the European Union. It is anticipated that the transaction (which will include a merger to ensure 100% ownership of DDC) will be completed by the fall of 2000.

Detroit Diesel Corporation, incorporated in 1987, is an international leader in diesel engines for on-and off-highway applications. The company offers engines from 22 to 11,000 horsepower for the on-highway, off-road (including power generation) and automotive markets through a worldwide network of more than 2,700 authorized distributor and dealer locations. It designs, manufactures, markets, services and provides after market and remanufactured diesel and alternative fuel engines.

DaimlerChrysler AG is the world's leading manufacturer of commercial vehicles with the brands Mercedes-Benz, Freightliner, Sterling, Setra and Thomas Built Buses.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available because they will contain important information. The tender offer statement will be filed by DaimlerChrysler with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Detroit Diesel with the SEC. Investors and security holders may obtain in a free copy of these statements (when available) and other documents filed by DaimlerChrysler and Detroit Diesel at the SEC's website at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to DaimlerChrysler North America Holding Company. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Detroit Diesel Corporation.


                                   -ends-